UNITED STATES                -----------------
                       SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                             Washington, D.C. 20549                   0-15873
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                                  FORM 12b-25
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                           NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                                    517906509
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(Check One):[_]Form 10-K [ ]Form 20-F  [ ]Form 11-K [X]Form 10-QSB [ ]Form N-SAR

                   For Period  Ended:  September 30, 1996
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                   [ ] Transition  Report on Form 10-K
                   [ ] Transition  Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition  Report on Form 10-Q
                   [ ] Transition  Report on Form  N-SAR
                   For the Transition Period Ended: __________________________

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  Read instruction (on back page) before preparing form. please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Lasergate Systems, Inc.
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Full Name of Registrant



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Former Name if Applicable



28050 U.S. 19 North, Corporate Square, Suite 502
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Address of Principal Executive Office (Street and Number)


Clearwater, Florida 34621
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

a The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

c         The   accountant's   statement  or  other  exhibit  required  by  Rule
          12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-QSB for the Registrant could not be filed within the prescribed time period because the Company installed a new computer system which caused delays in data conversion.


                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Philip P. Signore                     813                 725-0882
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             (Name)                     (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s)                      X   Yes        No
                                            ---        ---

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                X   Yes        No
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                                SEE ATTACHMENT A

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

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                             Lasergate Systems, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 14, 1996                     By  /s/ Philip P. Signore
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                                              Philip P. Signore, Vice President
                                               and Chief Financial Officer

                                   Form 12b-25

                                  ATTACHMENT A

                           PART IV - OTHER INFORMATION


The Registrant anticipates reporting a significant increase in revenues. The increase in revenues is primarily attributable to marketing activities by a larger sales staff, from the Registrant's enhanced products, and from new market accessibility resulting from the acquisition of Delta Information Services, Inc. in December 1994 and GIS Limited Partnership effective January 1995. Profit margins have increased due to reduced installation and maintenance costs of products. The resulting loss which the Registrant anticipates reporting for the quarter is significantly less than the loss for the same quarter last year.